Exhibit 99.1

Alexco Announces Commissioning and Initial Concentrate Production at the Keno Hill Silver District Mill

VANCOUVER, BC, Nov. 24, 2020 /CNW/ - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) ("Alexco" or the "Company") is pleased to announce commissioning of the Keno Hill District Mill (the "Mill") commencing as scheduled, with initial production of lead/silver and zinc concentrates underway. The initial ore source for Mill commissioning is the Bellekeno underground mine where drilling, blasting and extraction of ore from long hole stopes continues.

Clynt Nauman, Chairman and CEO commented, "Initial commissioning of our mill is a significant milestone on our journey toward establishing Alexco as Canada's only primary silver producer. This achievement has only been possible with the hard work and determination of all our employees and contractors who have worked safely to deliver this milestone. Congratulations to all! There is still a lot of work ahead in our ramp up and underground development programs at the Bermingham and Flame and Moth operations, which are scheduled to sequentially replace Bellekeno ore feed over the course of the first half of 2021.

Total personnel employed at Keno Hill now includes just over 150 employees and contractors with over 93% residing in either Yukon or British Columbia. In the near term, underground development activities are continuing at both the Flame and Moth and Bermingham mines with focus on advancements of the primary ramps and haulage ways, establishing vent level access and installing remaining underground infrastructure. Contract raise crews are scheduled to mobilize in early December to begin installation of the Bermingham surface raise. The majority of surface infrastructure and mill projects are nearing completion, including the recent commissioning of the Bermingham water treatment plant.

2020 Exploration Program

Alexco's surface exploration drilling program, which is testing the Bermingham "deep" target, is complete with drilling and surface exploration crews scheduled to demobilize by the end of November. In total, this year's surface exploration program drilled 7,653 meters with 11 holes reaching the target zone and incurring a direct program cost of approximately $3.5 million. Results from this drilling program are expected to be released next month or in January 2021, depending on receipt of assay results. In the meantime, underground infill and extension/exploration drilling will begin as scheduled in early 2021.

COVID-19 Update, Ramp Up Schedule

On November 20, 2020, the Yukon Government announced 14-day self isolation requirements for persons entering Yukon that are not deemed critical workers. The Company is preparing an operations plan to firstly, maintain development activities at Keno Hill while adhering to current health directives and Yukon government's travel restrictions and secondly, assessing the longer-term scheduling impact of alternative development and ore supply strategies in light of new COVID-19 protocols and restrictions.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Chief Mine Engineer, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and expects to start concentrate shipments in Q4 2020. As per Alexco's 2020 pre-feasibility study, Keno Hill is expected to produce an average of approximately 4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Total production over an 8-year mine life is estimated at 1.18 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's Mineral Resources through successful exploration.

www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to risks and uncertainties relating to the COVID-19 pandemic including but not limited to business closures, travel restrictions,  quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, costs associated with implementation of health and safety protocols, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2020/24/c2363.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 17:01e 24-NOV-20